UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS SUBSIDIARY RTKL ENTERING FINAL DESIGN PHASE FOR NATIONAL GEOSPATIAL INTELLIGENCE AGENCY EAST HEADQUARTERS

Arnhem, the Netherlands — October 15, 2007 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, announced today that the joint venture composed of its subsidiary RTKL and KlingStubbins is entering the final design phase for the East Coast Headquarters of the National Geospatial Intelligence Agency (NGA). The project has a construction value of approximately US$ 1.2 billion and was awarded to the joint venture by the U.S. Army Corps of Engineers, Baltimore District.

The National Geospatial-Intelligence Agency (NGA) provides geospatial intelligence in support of U.S. national security objectives. In its mission statement, NGA defines geospatial intelligence as “the exploitation and analysis of imagery and geospatial information to describe, assess, and visually depict physical features and geographically referenced activities on the Earth.”

The project will consolidate six existing NGA locations in a new campus. It will be approximately 230 thousand square meters and is expected to be sited on 53 hectares near Springfield, Virginia. The design process is expected to be complete in early 2009, with construction completion estimated for fall 2011.

“We are proud that RTKL joined ARCADIS earlier this year, and we are very pleased that RTKL is able to win prestigious large-scale projects from the U.S. government,” said Harrie Noy, CEO of ARCADIS. “RTKL’s involvement in the NGA project underlines the solid market position RTKL has in the United States and RTKL’s ability to support the stable revenue stream ARCADIS is generating through its larger projects with long-term planning cycles.”

Please refer to the attached press release by RTKL/KlingStubbins for further details.

RTKL is a worldwide architecture, engineering, planning and creative services organization that became part of the ARCADIS global network in July 2007. RTKL specializes in providing its multi-disciplinary services across the full development cycle to create places of distinction and designs of lasting value.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $1.9 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

FOR IMMEDIATE RELEASE

CONTACT

Bridget Stankiewicz, RTKL

BStankiewicz@rtkl.com

410.537.6173

410.276.2136

RTKL / KlingStubbins Entering Final Design Phase for NGA East Headquarters

Joint venture will consolidate six existing East Coast locations into a single campus

BALTIMORE—October 15, 2007—The joint venture of RTKL and KlingStubbins is beginning the schematic design phase for the new East Coast headquarters of the National Geospatial-Intelligence Agency (NGA). The project, which will consolidate six existing NGA locations in a new campus, will be approximately 2.5 million SF and is expected to be sited on 130 acres near Springfield, Virginia. The project has a construction value of approximately $1.2 billion and was awarded to the joint venture by the U.S. Army Corps of Engineers, Baltimore District, in March 2006. The design process is expected to be complete in late 2008, with construction completion estimated for fall 2011.

“We’re thrilled to be a part of this important undertaking for one of the nation’s most crucial federal agencies,” said David Thompson AIA, RTKL vice president-in-charge of the project and director of the joint venture. “We believe the project will allow the NGA to perform their critical functions in a state-of-the-art facility, designed to enable their technical, organizational and cultural transformations.”

“This project presents a unique opportunity to improve the work environment of thousands of federal employees, and to optimize the benefits and efficiencies of such a large scale consolidation”, said John E. Robinson, Jr. AIA, KlingStubbins project director and deputy director of the joint venture.

The consolidation of the six NGA locations is a stipulation of the 2005 Base Realignment and Closure (BRAC) process, and also a reflection of changes in the NGA’s mission, which has become more centralized with changing systems technology and security needs. The new facility will include 24/7 operations and will house administrative space; a technology center; support and storage space; an auditorium and conference center; and an education and training center.

The project comprises more than 160 team members. The RTKL / KlingStubbins joint venture was awarded an initial contract for pre-design, programming and master planning services, schematic design, and design development in support of a design-build RFP.

The project is pioneering Integrated Design Bid Build, a new procurement methodology that enables the RTKL / KlingStubbins joint venture to work with the recently selected construction management contractor, a joint venture of Clark and Balfour Beatty, to deliver fast-tracked procurement packages and final design.

The two firms have most recently collaborated on the Food and Drug Administration Headquarters Consolidation at White Oak, Maryland. RTKL brings over 20 years of experience on significant Intelligence Community, DOD and other Federal projects while KlingStubbins brings extensive experience with large scale campus design for Federal and corporate technology clients.

About RTKL:

RTKL is a worldwide architecture, engineering, planning and creative services organization. Part of the ARCADIS global network since 2007, RTKL specializes in providing its multi-disciplinary services across the full development cycle to create places of distinction and designs of lasting value. RTKL works with commercial, workplace, public and healthcare clients on projects around the globe. More than 1050 professionals work out of offices in Baltimore, Chicago, Dallas, London, Los Angeles, Madrid, Miami, Shanghai, Tokyo and Washington D.C.

www.RTKL.com

About KlingStubbins

KlingStubbins provides professional services in all major disciplines within the realm of architecture, engineering, interiors, planning, and landscape architecture. Founded in 1946, our practice is focused on design excellence, innovation and service to our clients. The firm consists of more than 550 professionals in its Cambridge, MA; Las Vegas, NV; Philadelphia, PA; Raleigh, NC; San Francisco, CA; and Washington, DC offices. Our professional expertise is concentrated into areas of specialized knowledge, leveraging our integrated resources and to best serve a wide variety of clients in Corporate/Commercial, Government, Health Care, Higher Education, Hospitality/Entertainment, Institutional/Civic, Mission Critical, and Research and Development.

KlingStubbins can be found online at www.klingstubbins.com

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 16, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer